UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2025 (Report No. 2)

Commission File Number: 001-41502

WEARABLE DEVICES Ltd.

(Translation of registrant’s name into English)

5 Ha-Tnufa Street

Yokne-am Illit, Israel 2066736

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

CONTENTS

On January 28, 2025, Wearable Devices Ltd. (the “Company”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) with a single institutional investor (the “Purchaser”) for the offer, issuance and sale (the “Offering”) of: (i) 345,000 of the Company’s ordinary shares, no par value per share (the “Ordinary Shares”), at an offering price of $1.00 per share; (ii) pre-funded warrants to acquire up to 2,155,000 Ordinary Shares (the “Pre-Funded Warrants”) at an offering price of $0.9999 per Pre-Funded Warrant; and (iii) warrants to acquire up to 2,500,000 Ordinary Shares (the “Warrants”) at an exercise price of $1.00 per Ordinary Share, for aggregate gross proceeds of approximately $2,500,000, before deducting placement agent fees and other offering expenses. The Ordinary Shares, the Pre-Funded Warrants and the Warrants issued in the Offering are sometimes collectively referred to as the “Securities.” The Warrants are exercisable beginning on the original issuance date and will expire five years from the date of issuance. The closing of the Offering is expected to take place on or about January 30, 2025, subject to the satisfaction of the customary closing conditions.

The Pre-Funded Warrants were sold to the Purchaser, whose purchase of Ordinary Shares in the offering would otherwise have resulted in the Purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or 9.99%, at the election of Purchaser) of the outstanding share capital of the Company following the consummation of the Offering. Each Pre-Funded Warrant represents the right to purchase one Ordinary Share at an exercise price of $0.0001 per share. The Pre-Funded Warrants are exercisable immediately and may be exercised at any time until the Pre-Funded Warrants are exercised in full (subject to the beneficial ownership limitation described above).

The Purchase Agreement contains customary representations, warranties and agreements by the Company, customary conditions to closing, indemnification obligations of the Company, other obligations of the parties, and termination provisions. Additionally, each of the directors and executive officers of the Company entered into a lock-up agreement, pursuant to which they agreed not to sell or transfer any of the Company securities which they hold, subject to certain customary exceptions, during the thirty (30)-day period following the closing of the Offering.

In addition, the Company agreed that for a period of forty-five (45) days from the closing date of the offering, it will not: (i) issue, enter into any agreement to issue or announce the issuance or proposed issuance of any Ordinary Shares or equivalent securities; or (ii) file any registration statement or amendment or supplement thereto (other than on Form S-8 or in connection with the registration for resale of the ordinary shares underlying warrants issued in the concurrent private placement, as described below). In addition, the Company agreed that it will not conduct any sales of Ordinary Shares or equivalent securities involving a variable rate transaction (as defined in the Purchase Agreement) for a period of one-hundred and eighty (180) days, subject to certain exception as described in the Purchase Agreement.

In connection with the offering, the Company and the Purchaser agreed to amend an Ordinary Shares Purchase Warrant initially issued to the Purchaser on November 26, 2024 (the “November 2024 Warrant”) to purchase 822,000 Ordinary Shares of the Company to update the exercise price of the November 2024 Warrant to $1.00 per Ordinary Share and to extend the termination date of the November 2024 Warrant to January 30, 2030.

On January 28, 2025, the Company entered into a Placement Agency Agreement (the “Placement Agency Agreement”) with A.G.P./Alliance Global Partners (“A.G.P.” or the “Placement Agent”), pursuant to which the Company engaged A.G.P. as the exclusive placement agent in connection with the offering. The Placement Agent agreed to use its reasonable best efforts to arrange for the sale of the Securities. In addition, under the Placement Agency Agreement the Company agreed to pay the Placement Agent a placement agent fee in cash equal to seven percent (7.0%) and a management fee equal to one percent (1.0%) of the aggregate gross proceeds raised from the sale. The Company agreed to reimburse the Placement Agent at closing for legal and other expenses incurred by them in connection with the offering in an amount not to exceed $50,000.

The Ordinary Shares, the Pre-Funded Warrants, the Warrants, and the ordinary shares issuable upon the exercise of the Pre-Funded Warrants and the Warrants were offered and sold by the Company pursuant to the Company’s Registration Statement on Form F-1, as amended (File No. 333-284023), filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”), which was declared effective on January 28, 2025.

The foregoing summaries of the Placement Agency Agreement, the Purchase Agreement, the Ordinary Warrants, the Pre-Funded Warrants and the amendment to the November 2024 Warrant do not purport to be complete and are subject to, and qualified in their entirety by, such documents filed as Exhibits 10.1, 10.2, 4.1, 4.2 and 4.3, respectively, hereto and incorporated by reference herein. A copy of the press release related to the Offering entitled “Wearable Devices Ltd. Announces Pricing of $2.50 Million Public Offering” is furnished as Exhibit 99.1 hereto and is incorporated by reference herein.

This Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) shall not constitute an offer to sell any securities or a solicitation of an offer to buy any securities, nor shall there be any sale of any securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

This Form 6-K is incorporated by reference into the registration statements on Form S-8 (File Nos. 333-269869, 333-274343 and 333-284010) and on Form F-3 (File No. 333-274841) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Forward-Looking Statements:

This Form 6-K contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements when it discusses the closing of the offering. All statements other than statements of historical facts included in this Form 6-K are forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on the Company’s current beliefs, expectations and assumptions regarding the future of its business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. For example, we are using forward-looking statements when we discuss the expected closing date of the Offering, the use of proceeds, and the satisfaction of customary closing conditions. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include among others, the following: the trading of our ordinary shares or warrants and the development of a liquid trading market; our ability to successfully market our products and services; the acceptance of our products and services by customers; our continued ability to pay operating costs and ability to meet demand for our products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; our ability to successfully develop new products and services; our success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; our ability to comply with applicable regulations; and other risks and uncertainties described in the Company’s annual report on Form 20-F for the year ended December 31, 2023, filed with the Commission on March 15, 2024, and the Company’s other filings with the Commission, including the registration statement on Form F-1, as amended (File No. 333-284023). The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

EXHIBIT INDEX

Exhibit No.
4.1	Form of warrant.
4.2	Form of Pre-Funded Warrant.
4.3	Form of Warrant Amendment Agreement.
10.1	Form of Securities Purchase Agreement, dated as of January 28, 2025, between the Company and the purchaser named in the signature page thereto.
10.2	Placement Agency Agreement, dated as of January 28, 2025, between the Company and A.G.P./Alliance Global Partners.
99.1	Press release issued by Wearable Devices Ltd., dated January 28, 2024, titled “Wearable Devices Ltd. Announces Pricing of $2.5 Million Public Offering”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Wearable Devices Ltd.

Date: January 30, 2025	By:	/s/ Asher Dahan
Asher Dahan
Chief Executive Officer

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